FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Brilinta approved in the US to reduce the risk of a first heart attack or stroke in high-risk patients with coronary artery disease

1 June 2020 07:00 BST

Brilinta approved in the US to reduce the risk of a first heart attack or stroke in high-risk patients with coronary artery disease

New Brilinta indication expands treatment to high-risk coronary patients without a history of stroke or heart attack

AstraZeneca's Brilinta (ticagrelor) has been approved in the US to reduce the risk of a first heart attack or stroke in high-risk patients with coronary artery disease (CAD), the most common type of heart disease.

The approval by the US Food and Drug Administration (FDA) was based on positive results from the Phase III THEMIS trial. The trial showed a statistically significant reduction in the primary composite endpoint of major adverse cardiovascular (CV) events at 36 months with aspirin plus Brilinta 60mg versus aspirin alone in patients with CAD and type-2 diabetes (T2D) at high-risk of a first heart attack or stroke.1 The primary composite endpoint was driven by a reduction in heart attack and stroke.

This is the first regulatory approval for aspirin plus Brilinta dual antiplatelet therapy in patients who have a high CV risk, but without a history of heart attack or stroke.

Deepak L. Bhatt, MD, MPH, THEMIS trial Co-Chair, Executive Director of Interventional Cardiovascular Programs at Brigham and Women's Hospital, and Professor of Medicine at Harvard Medical School, Boston, US said: "Coronary artery disease is a potentially life-threatening condition that causes significant morbidity in many people. The addition of ticagrelor to aspirin offers a new therapeutic option to decrease the likelihood of both heart attack and stroke, a significant advance in our ability to treat these high-risk patients."

Gabriel Steg, MD, THEMIS trial Co-Chair and Professor at Université de Paris, said: "THEMIS for ticagrelor was a large, multi-national trial of more than 19,000 patients with coronary artery disease and type-2 diabetes. Around one third of patients with coronary artery disease have type-2 diabetes, putting them at higher risk of heart attack or stroke, than patients without diabetes. Today's approval brings new hope to patients at risk of experiencing a first heart attack or stroke."

Ruud Dobber, Executive Vice President, BioPharmaceuticals Business Unit, said: "Today's approval of Brilinta is important news for patients with coronary artery disease who will now have a new therapy option to reduce the risk of a first heart attack or stroke. This new indication is a further testament to the overwhelming science supporting Brilinta in the management of patients with coronary artery disease at high risk for cardiovascular events."

The THEMIS trial demonstrated the relative risk reduction of the composite endpoint of heart attack, stroke and CV death by 10% (absolute risk reduction; 0.8%, 7.7% vs 8.5%) with aspirin plus long-term Brilinta compared to aspirin alone in patients who had CAD and T2D without a history of heart attack or stroke.1 While this indication is not limited to this setting, the efficacy of Brilinta was established in a population with T2D in the THEMIS trial.2 The safety profile for Brilinta was consistent with the known profile of the medicine with an increased risk of bleeding events observed.1

The data from the THEMIS trial and the THEMIS-PCI sub-analysis were published in The New England Journal of Medicine and The Lancet respectively.

Regulatory submissions to expand the approved indication for Brilinta based on the THEMIS trial are also under regulatory review in the EU, Japan and China.

AstraZeneca also recently announced the high-level results from the Phase III THALES trial that showed aspirin plus Brilinta 90mg reduced the risk of the composite of stroke and death at 30 days after an acute ischaemic stroke or transient ischaemic attack, compared to aspirin alone.

Brilinta is approved in more than 110 countries for the prevention of atherothrombotic events in adult patients with acute coronary syndrome (ACS), and in more than 70 countries for the secondary prevention of CV events among high-risk patients who have experienced a prior myocardial infarction.

CAD and T2D
CAD is the most common type of heart disease. Ischaemic heart disease is the leading cause of healthy life years lost due to disability in men and the second cause in women worldwide.3,4 The disease burden of atherosclerosis is significantly higher in patients with CAD and T2D than in CAD patients without T2D.5

THEMIS
THEMIS is an AstraZeneca-sponsored, multi-national, randomised, double-blinded Phase III trial in patients with CAD and T2D with no prior heart attack or stroke. More than 19,000 patients were randomised across 42 countries in Europe, Asia, Africa, North and South America. THEMIS was designed to test the hypothesis that aspirin plus Brilinta 60mg twice daily would reduce MACE (major adverse cardiac events), compared with aspirin alone. CAD was defined as a percutaneous coronary intervention (PCI), bypass surgery, or at least a 50% narrowing of a coronary artery. Additionally, THEMIS-PCI is a clinically meaningful and prespecified sub-analysis of patients (11,154 which is 58% of total patients) who had previously undergone percutaneous coronary intervention (PCI).

Brilinta
Brilinta (ticagrelor) is an oral, reversible, direct-acting P2Y12 receptor antagonist that works by inhibiting platelet activation. Brilinta, together with aspirin, has been shown to significantly reduce the risk of MACE defined as myocardial infarction (MI, heart attack), stroke or CV death, in patients with ACS or a history of MI.

Brilinta, co-administered with aspirin is indicated for the prevention of atherothrombotic events in adult patients with ACS, or for patients with a history of MI and a high risk of developing an atherothrombotic event.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. Bhatt D.L et al. Ticagrelor in patients with diabetes and stable coronary artery disease with a history of previous percutaneous coronary intervention (THEMIS-PCI): A phase 3, placebo-controlled, randomised trial. Lancet 2019; 394:1169-1180.
2. Brilinta (ticagrelor) prescribing information. AstraZeneca Pharmaceuticals LP.
3. NIH National Heart, Lung, and Blood Institute. Ischemic heart disease: Also known as coronary artery disease, coronary heart disease, coronary microvascular disease [cited 2019 Feb 4]. Available from: URL: https://www.nhlbi.nih.gov/health-topics/ischemic-heart-disease.
4. Kyu HH et al. Global, regional, and national disability-adjusted life-years (DALYs) for 359 diseases and injuries and healthy life expectancy (HALE) for 195 countries and territories, 1990-2017: A systematic analysis for the Global Burden of Disease Study 2017. Lancet 2018; 392(10159):1859-922.
5. Arnold S.V.  et al.  Clinical management of stable coronary artery disease in patients with type 2 diabetes mellitus: A scientific statement from the American Heart Association. Circulation. 2020; 141:e779-e806.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 June 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary